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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Macquarie Infrastructure Company Trust
(Name of Issuer)
Shares of Trust Stock
(Title of Class of Securities)
55607X 10 8
(CUSIP Number)
Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000
June 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55607X 10 8

1	NAMES OF REPORTING PERSONS: Macquarie Infrastructure Management (USA) Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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TABLE OF CONTENTS

		Page

Item 1.	Security and Issuer	1

Item 2.	Identity and Background	1

Item 3.	Source and Amount of Funds or Other Consideration	1

Item 4.	Purpose of Transaction	1

Item 5.	Interest in Securities of the Issuer	1

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	1

Item 7.	Material to Be Filed as Exhibits	1

Signatures

iii

AMENDMENT NO. 6 TO SCHEDULE 13D
     This Amendment No. 6 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 to Schedule 13D, filed on April 25, 2005 Amendment No. 2 to Schedule 13D, filed on May 10, 2005, Amendment No. 3 to Schedule 13D, filed on June 16, 2005, Amendment No. 4 to Schedule 13D, filed on June 29, 2006 and Amendment No. 5 to Schedule 13D, filed on April 5, 2007 (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.
Item 1. Security and Issuer.
The class of equity securities to which this Statement on Schedule 13D relates is the shares of Trust stock (the “Shares of Trust Stock”) of Macquarie Infrastructure Company Trust, a Delaware statutory trust (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.
On June 25, 2007, all of the outstanding Shares of Trust Stock, included those previously reported on the Schedule 13D, were automatically exchanged for an equal number of limited liability company interests in Macquarie Infrastructure Company LLC (“MIC”) pursuant to the terms of the trust agreement for the Issuer (the “Exchange”) and the Issuer was dissolved. Prior to the Exchange and dissolution of the Issuer, all interests in MIC were held by the Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
The Exchange did not require any funds or other consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
As a result of the Exchange, MIMUSA no longer beneficially owns any Shares of Trust Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

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Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 5, 2007	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Alan Stephen Peet
		Name:	Alan Stephen Peet
		Title:	Vice President

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